UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42263

Pheton Holdings Ltd

Room 306, NET Building,

Hong Jun Ying South Road, Chaoyang District,

Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Information Contained in this Form 6-K Report

Entry into a Material Definitive Agreement.

On August 29, 2025, Pheton Holdings Ltd (the “Company”) entered into a Stock Purchase Agreement (the “SPA”) with Geri-Safe, Ltd. (“Target”) and certain shareholders of the Target (collectively, the “Selling Shareholders”), pursuant to which the Company agreed to acquire, and the Selling Shareholders agreed to sell, 30% of the outstanding shares of the Target (the “Share Acquisition”). As consideration for the Share Acquisition, the Company agreed to issue an aggregate of 4,000,000 newly issued Class A ordinary shares of the Company (the “Consideration Shares”) to the Selling Shareholders.

The Target was established to develop and commercialize advanced medical device technologies through an asset-light strategy emphasizing software and hardware innovation, regulatory compliance, and U.S. insurance reimbursement readiness. In 2019, it obtained FDA 510(k) Class I clearance, establishing a key healthcare regulatory foundation. The Target has also built a patent portfolio spanning U.S. and international jurisdictions, covering device design, software functionality, utility application and hardware architecture, supported by proprietary source codes and hardware design files..

The SPA contains customary representations, warranties, and covenants of the parties. The closing of the Share Acquisition is subject to customary closing conditions.

Unregistered Sales of Equity Securities.

The information contained under “Entry into a Material Definitive Agreement” of this Report on Form 6-K in relation to the Consideration Shares and the Warrants is incorporated herein by reference.

The Consideration Shares and the Warrants, and the Class A ordinary shares issuable upon exercise of the Warrants, are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. Such securities will be issued in reliance on exemptions provided by Section 4(a)(2) and Rule 506(b) of Regulation D thereunder, and pursuant to the exemption provided by Regulation S for offers and sales outside the U.S.

Forward Looking Statements

Certain statements in this Report are not historical facts, including, without limitation, statements relating to the Share Acquisition, including the ability to complete, and the timing of completion of, the transactions contemplated by the SPA, including the parties’ ability to satisfy the conditions set forth in the SPA and the possibility of any termination of the SPA and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “continues,” or similar expressions. Such statements are based upon the current beliefs and expectations of management of the Company. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Actual results may differ materially from current expectations because of numerous risks and uncertainties including, among others: (1) the risk that the proposed transaction may not be completed in a timely manner or at all; (2) the risk of legal proceedings that may be instituted against the Company and/or the Selling Shareholders related to the SPA, which may result in significant costs of defense, indemnification and liability; (3) the possibility that any or all of the various conditions to the consummation of the Share Acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Share Acquisition; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the SPA; (5) the effects of disruption from the transactions on Selling Shareholders’ or the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; and (6) conditions beyond Selling Shareholders’ and the Company’s control such as timing of holidays, weather, natural disasters, acts of war or terrorism. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Company’s public filings with the U.S. Securities and Exchange Commission from time to time, including the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2024. The Company’s shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pheton Holdings Ltd

Date: August 29, 2025	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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